                                                             EXHIBIT (a)(1)(vii)

                                   SUPPLEMENT
                                     TO THE
                           OFFER TO PURCHASE FOR CASH
                                       BY
                              RENT-A-CENTER, INC.
                                       OF
                   UP TO 2,200,000 SHARES OF ITS COMMON STOCK

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 19, 2003, UNLESS THE TENDER OFFER IS EXTENDED.

     Rent-A-Center, Inc., a Delaware corporation (the "Company," "we" or "us") by this Supplement (the "Supplement") amends and supplements its offer to purchase shares of its common stock originally made upon the terms and subject to the conditions described in the Offer to Purchase dated April 28, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Original Transmittal Letter") previously distributed to stockholders. The Offer to Purchase as amended and supplemented by this Supplement, and the related amended Letter of Transmittal provided with this Supplement (the "Letter of Transmittal"), as they may be further amended or supplemented from time to time, constitute the "Offer."

     We have increased the purchase price we will pay for shares tendered and accepted for payment and extended the expiration date of the Offer.

     Upon the terms and subject to the conditions of the Offer, we will determine a single per share price that we will pay for shares properly tendered and not properly withdrawn in the tender offer that will enable us to buy 2,200,000 shares or, if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn. This price will be not greater than $73.00 per share nor less than $67.00 per share, net to the seller in cash, without interest. The range of prices was from $60.00 to $66.00 per share prior to the amendment of the Offer.

     We have extended the expiration date of the tender offer from 5:00 p.m., New York City time, on Thursday, June 5, 2003 to 12:00 midnight, New York City time, on Thursday, June 19, 2003. With the extension of the expiration date of the tender offer to June 19, 2003, holders of common stock will have additional time to tender shares that have not been tendered and to withdraw shares that have been tendered.

     TENDERS OF SHARES, LETTERS OF TRANSMITTAL AND INSTRUCTIONS TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEE HOLDERS SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, WITH A LIMITED EXCEPTION FOR CERTAIN PARTICIPANTS IN OUR 401(k) PLAN DESCRIBED BELOW. ALL OTHER STOCKHOLDERS THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS. PARTICIPANTS IN OUR 401(k) PLAN THAT SPECIFIED ON THE YELLOW TRUSTEE DIRECTION FORM THAT THEY ARE WILLING TO SELL THE SHARES IN THEIR 401(k) PLAN ACCOUNT TO US AT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT.

                      THE DEALER MANAGER FOR THE OFFER IS

                                LEHMAN BROTHERS

June 5, 2003

     Except as otherwise set forth in this Supplement or the Letter of Transmittal, the terms and conditions set forth in the Offer to Purchase and Original Letter of Transmittal, as amended or supplemented from time to time, remain applicable in all respects to the tender offer. To the extent that any information or revision contained in this Supplement is inconsistent with the information in the Offer to Purchase, the information and revisions in this Supplement shall control.

     The following amendments and supplements to the information contained in the Offer to Purchase are keyed to the headings in the Offer to Purchase. Stockholders should read the Offer to Purchase in conjunction with this Supplement in considering whether to tender their shares. Capitalized terms that we use in this Supplement but do not define have the meanings we assigned to them in the Offer to Purchase.

     All references to the purchase price in the Offer to Purchase or the related tender offer documents shall mean a price of not greater than $73.00 per share nor less than $67.00 per share, net to the seller in cash, without interest, and all references to the minimum purchase price in the Offer shall mean a minimum price of $67.00 per share. All references to the expiration date in the Offer to Purchase or the related tender offer documents shall mean 12:00 midnight, New York City time, on Thursday, June 19, 2003, unless the Offer is subsequently extended or earlier terminated in accordance with its terms. Wherever in the Offer to Purchase we state that we will take a given action "as soon as practicable" after a stated event, the phrase "as soon as practicable" should be read to say "promptly."

FRONT COVER PAGE

     The tender offer was subject to the condition that we complete the refinancing of our senior credit facilities and the offering of our senior subordinated notes. We announced the satisfaction of this condition on May 28, 2003. The tender offer remains subject to certain other conditions.

     On June 5, 2003, the last full trading day prior to the announcement of our intention to extend and reprice the tender offer, the last reported sale price of our shares was $71.41 per share.

INSIDE FRONT COVER PAGE

     Stockholders that have already tendered shares under the Offer and checked the box entitled "Shares Tendered at Price Determined Under the Tender Offer" in the section of the Letter of Transmittal captioned "Price (in Dollars) Per Share at Which Shares Are Being Tendered" (or, in the case of participants in our 401(k) Plan, have specified on the yellow Trustee Direction Form that they are willing to sell the shares in their 401(k) Plan account to us at the price determined by us in the tender offer), and that do not wish to change that direction, do not need to take any action in response to this Supplement.

     Stockholders that have already tendered shares under the Offer and checked one of the boxes under the caption "Shares Tendered at Price Determined by Stockholder" in the section of the Letter of Transmittal entitled "Price (in Dollars) Per Share at Which Shares Are Being Tendered" (or, in the case of participants in our 401(k) Plan, have specified on the yellow Trustee Direction Form the price or prices at which they were willing to sell the shares in their 401(k) Plan account to us) must deliver a new Letter of Transmittal to the Depositary (or deliver a new yellow Trustee Direction Form to the Depositary) specifying the price, not greater than $73.00 per share and not less than $67.00 per share, at which they are willing to sell their previously tendered shares.

     Any stockholder that has tendered shares may withdraw those shares at any time prior to the extended expiration date of the Offer.

SUMMARY -- WHAT IS THE PURPOSE OF THE TENDER OFFER?

     On May 1, 2003, we increased the size of our offering of senior subordinated notes to $300 million in aggregate principal amount. In addition, we revised the terms of the new senior secured credit facilities with a syndicate of lenders to consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We used the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due

2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We repaid the remaining outstanding term debt under the existing senior credit facility with proceeds of the new facilities on May 28, 2003. We will use additional drawings under the new senior secured credit facilities, together with cash on hand, to finance the tender offer, the repurchase of shares from certain of our stockholders following the completion of the tender offer and for certain other purposes.

SUMMARY -- HOW WILL YOU PAY FOR THE SHARES?

     Assuming we purchase 2,200,000 shares in the tender offer at the maximum specified price of $73.00 per share, $160.6 million will be required to purchase such shares. We expect that the maximum aggregate cost, including all fees and expenses applicable to the tender offer, will be approximately $162.0 million. We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, as well as to pay related fees and expenses, by borrowing up to approximately $200 million under the $400 million term loan portion of our new senior secured credit facilities and using cash on hand.

SUMMARY -- ARE THERE ANY CONDITIONS TO THE TENDER OFFER?

     The first listed condition, success in refinancing our existing senior credit facilities and in selling new senior subordinated notes, was satisfied on May 28, 2003. The other conditions remain in effect.

SUMMARY -- ONCE I HAVE TENDERED SHARES IN THE TENDER OFFER, CAN I WITHDRAW MY TENDERED SHARES?

     You may withdraw any shares tendered at any time before the expiration of the tender offer, as it may be extended. You may also withdraw your shares at any time after June 23, 2003, if we have not accepted for payment the shares you have tendered to us.

SUMMARY -- IN WHAT ORDER WILL YOU PURCHASE THE TENDERED SHARES?

     We will purchase shares in the following order:

     - first, from all holders of "odd lots" of less than 100 shares (not including any shares held in our 401(k) Plan) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

     - second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us (including participants in our 401(k)Plan and stockholders who tendered subject to the condition that a specified minimum number of the holder's shares be purchased as described in
       Section 6, and whose condition was satisfied), on a pro rata basis; and

     - third, only if necessary to permit us to purchase 2,200,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

SUMMARY -- WILL YOUR DIRECTORS AND EXECUTIVE OFFICERS TENDER SHARES IN THE TENDER OFFER?

     If the tender offer is not fully subscribed by the extended expiration date, we will consider making a further extension at the same price range for not more than three business days to permit Mark Speese, our Chief Executive Officer, and Apollo to make tenders sufficient to bring the total shares tendered by all holders to the maximum of 2,200,000 shares. All other stockholders could also tender shares (or withdraw previously tendered shares) during this extension. Mr. Speese has advised us that he would tender up to 200,000 shares of common stock at $73.00 per share in response to this second extension period so long as the market price of our stock at the time of the tender is not greater than $73.00 plus customary transaction costs applicable in a sale outside the tender offer.

SUMMARY -- WILL APOLLO INVESTMENT FUND IV, L.P. OR APOLLO OVERSEAS PARTNERS IV, L.P. TENDER SHARES IN THE TENDER OFFER?

     Apollo has advised us that in the case of a second three business day extension of the tender offer to allow Mark Speese and Apollo to tender shares to fully subscribe the offer, it will consider tendering up to 2,000,000 shares at the maximum price based on the market price and other considerations at that time.

SUMMARY -- WHAT IS THE RECENT MARKET PRICE OF MY SHARES?

     On June 5, 2003, the last full trading day prior to the announcement of our intention to extend and reprice the tender offer, the last reported sale price of our shares on The Nasdaq National Market was $71.41 per share.

SUMMARY -- WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?

     The Jobs and Growth Tax Relief Reconciliation Act of 2003 was signed into law on May 28, 2003. This Act, effective January 1, 2003, generally provides that "qualified dividend income" received by individual stockholders will be taxed as net capital gain rather than ordinary income (as previously described in the Offer to Purchase). The maximum capital gain rate is 15%. See the discussion of these changes below under "The Tender Offer -- 14. Certain United States Federal Income Tax Consequences."

INTRODUCTION

     We satisfied the condition that we refinance our existing senior credit facilities and sell new senior subordinated notes on May 28, 2003.

     On May 1, 2003, we increased the size of our offering of senior subordinated notes to $300 million in aggregate principal amount. In addition, we revised the terms of the new senior secured credit facilities with a syndicate of lenders to consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We used the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due 2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We repaid the remaining outstanding term debt under the existing senior credit facility with proceeds of the new facilities on May 28, 2003. We will use additional drawings under the new senior secured credit facilities, together with cash on hand, to finance the tender offer, the repurchase of shares from certain of our stockholders following the completion of the tender offer and for certain other purposes.

     We will purchase shares in the following order:

     - first, from all holders of "odd lots" of less than 100 shares (not including any shares held in our 401(k) Plan) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

     - second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us (including participants in our 401(k) Plan and stockholders who tendered subject to the condition that a specified minimum number of the holder's shares be purchased as described in
       Section 6, and whose condition was satisfied), on a pro rata basis; and

     - third, only if necessary to permit us to purchase 2,200,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

     As of June 5, 2003, we had 35,198,418 issued and outstanding shares of common stock, excluding 7,900,000 shares reserved for issuance under our option plan. As of June 2, 2003, 3,089,786 shares were subject to outstanding options. The 2,200,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 6.3% of our shares outstanding on June 5, 2003. On June 5, 2003, the last full trading day prior to the announcement of our intention to extend and reprice the tender offer, the last reported sale price of our shares on the Nasdaq National Market was $71.41 per share.

THE TENDER OFFER -- 1.  NUMBER OF SHARES; PRORATION -- PRIORITY OF PURCHASES

     We will purchase shares in the following order:

     - first, from all holders of "odd lots" of less than 100 shares (not including any shares held in our 401(k) Plan) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

     - second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us (including participants in our 401(k) Plan and stockholders who tendered subject to the condition that a specified minimum number of the holder's shares be purchased as described in
       Section 6, and whose condition was satisfied), on a pro rata basis; and

     - third, only if necessary to permit us to purchase 2,200,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

THE TENDER OFFER -- 2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE TENDER OFFER -- PURPOSE OF THE OFFER

     If the tender offer is not fully subscribed by the extended expiration date, we will consider making a further extension at the same price range for not more than three business days to permit Mark Speese, our Chief Executive Officer, and Apollo to make tenders sufficient to bring the total shares tendered by all holders to the maximum of 2,200,000 shares. All other stockholders could also tender shares (or withdraw previously tendered shares) during this extension. Mr. Speese has advised us that he would tender up to 200,000 shares of common stock at $73.00 per share in response to this second extension period so long as the market price of our stock at the time of the tender is not greater than $73.00 plus customary transaction costs applicable in a sale outside the tender offer.

     On May 1, 2003, we increased the size of our offering of senior subordinated notes to $300 million in aggregate principal amount. In addition, we revised the terms of the new senior secured credit facilities with a syndicate of lenders to consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We used the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due 2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We repaid the remaining outstanding term debt under the existing senior credit facility with proceeds of the new facilities on May 28, 2003. We will use additional drawings under the new senior secured credit facilities, together with cash on hand, to finance the tender offer, the repurchase of shares from certain of our stockholders following the completion of the tender offer and for certain other purposes.

THE TENDER OFFER -- 2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE TENDER OFFER -- CERTAIN EFFECTS OF THE TENDER OFFER

     On December 31, 2002, assuming we had completed the refinancing of our senior credit facilities and offering of our senior subordinated notes by that date, we would have had total indebtedness of $700 million (of which $300 million, rather than $250 million, as stated in the Offer to Purchase) would have consisted of the new senior subordinated notes and the balance would have consisted of loans under the new senior credit facilities.

THE TENDER OFFER -- 3.  PROCEDURES FOR TENDERING SHARES -- PROPER TENDER OF
SHARES

     TENDERS OF SHARES, LETTERS OF TRANSMITTAL AND INSTRUCTIONS TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEE HOLDERS SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, WITH A LIMITED EXCEPTION FOR CERTAIN PARTICIPANTS IN OUR 401(k) PLAN DESCRIBED BELOW. ALL OTHER STOCKHOLDERS THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS. PARTICIPANTS IN OUR 401(k) THAT SPECIFIED ON THE YELLOW TRUSTEE DIRECTION FORM THAT THEY ARE WILLING TO SELL THE SHARES IN THEIR 401(k) PLAN ACCOUNT TO US AT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT.

     Any stockholder that has tendered shares may withdraw those shares at any time prior to the extended expiration date of the Offer.

THE TENDER OFFER -- 3. PROCEDURES FOR TENDERING SHARES -- DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS

     Any waiver of any of the conditions of the tender offer will apply to all properly tendered shares. We reserve the right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder.

     The Original Letter of Transmittal contained a representation to be made by the tendering stockholder that he has read and agrees to all of the terms of the tender offer. In the Letter of Transmittal being distributed to stockholders with this Supplement, we have deleted the representation that the tendering stockholder has read all the terms of the tender offer. We will deem this deleted language to have been deleted in the case of each Original Letter of Transmittal submitted to the Depositary.

THE TENDER OFFER -- 7.  CONDITIONS OF THE OFFER

     The first listed condition, success in refinancing our existing senior credit facilities and in selling new senior subordinated notes, was satisfied on May 28, 2003. The other conditions remain in effect.

     Where we refer to the contemplated benefits of the tender offer to us in the bullet points in this section, we refer to those benefits as described in
Section 2 -- Purpose of the Offer; Certain Effects of the Tender
Offer -- Purpose of the Offer in the Offer to Purchase as supplemented by this Supplement.

     For purposes of the condition that there must not have occurred any significant decrease in the market price of our common stock or in the market prices of equity securities generally in the United States, we have defined a significant decrease in our stock price to mean a decrease of 10% or more, and have defined a significant decrease in general market prices to mean a decrease of 10% or more in the New York Stock Exchange Index, the Nasdaq Composite Index, the Dow Jones Industrial Average or the S&P 500 Composite Index, in both cases occurring between the close of business on April 24, 2003, the last full trading day before the announcement of our intention to commence the tender offer, and the close of trading on the last trading day prior to the expiration of the tender offer.

     The parenthetical phrase "(including any action or omission to act by us)" should be deleted from the first and last paragraphs in this section.

     We cannot assert any condition after the expiration of the tender offer. All conditions must be satisfied or waived prior to the expiration of the tender offer.

THE TENDER OFFER -- 8.  PRICE RANGE OF SHARES; DIVIDENDS

     The high and low reported sale prices of our common stock on The Nasdaq National Market for the second quarter through June 5, 2003, were $72.27 and $53.38. On June 5, 2003, the last full trading day prior to the announcement of our intention to extend and reprice the tender offer, the last reported sale price of our shares on The Nasdaq National Market was $71.41 per share.

THE TENDER OFFER -- 9. SOURCE AND AMOUNT OF FUNDS; RECAPITALIZATION TRANSACTIONS -- SOURCE AND AMOUNT OF FUNDS

     Assuming we purchase 2,200,000 shares in the tender offer at the maximum specified price of $73.00 per share, $160.6 million will be required to purchase such shares. We expect that the maximum aggregate cost, including all fees and expenses applicable to the tender offer, will be approximately $162.0 million. We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, as well as to pay related fees and expenses, by borrowing up to approximately $200 million under the $400 million term loan portion of our new senior secured credit facilities and using cash on hand. We have completed the refinancing of our senior secured credit facilities and the sale of our senior subordinated notes, so that the financing condition to the tender offer has been satisfied.

THE TENDER OFFER -- 9. SOURCE AND AMOUNT OF FUNDS; RECAPITALIZATION TRANSACTIONS -- RECAPITALIZATION

     On May 1, 2003, we increased the size of our offering of senior subordinated notes to $300 million in aggregate principal amount. In addition, we revised the terms of the new senior secured credit facilities with a syndicate of lenders to consist of a $400 million term loan, a $120 million revolving credit facility and the right to obtain an additional term loan of up to $80 million under certain circumstances. We used the net proceeds of the offering of the senior subordinated notes to repurchase our existing 11% senior subordinated notes due 2008 and to repay a portion of the outstanding term debt under our existing senior credit facilities. We repaid the remaining outstanding term debt under the existing senior credit facility with proceeds of the new facilities on May 28, 2003. We will use additional drawings under the new senior secured credit facilities, together with cash on hand, to finance the tender offer, the repurchase of shares from certain of our stockholders following the completion of the tender offer and for certain other purposes. We have no plans or arrangements to refinance or repay the loans under the new senior secured credit facilities or the new senior subordinated notes other than pursuant to their respective terms.

THE TENDER OFFER -- 9. SOURCE AND AMOUNT OF FUNDS; RECAPITALIZATION TRANSACTIONS -- NEW SENIOR CREDIT FACILITIES

     We closed the new senior credit facilities on May 28, 2003, on substantially the terms described in the Offer to Purchase and this Supplement.

THE TENDER OFFER -- 9. SOURCE AND AMOUNT OF FUNDS; RECAPITALIZATION TRANSACTIONS -- NOTES OFFERING

     We closed the sale of our senior subordinated notes on May 6, 2003, on substantially the terms described in the Offer to Purchase and this Supplement.

THE TENDER OFFER -- 9. SOURCE AND AMOUNT OF FUNDS; RECAPITALIZATION TRANSACTIONS -- OFFER TO PURCHASE SUBORDINATED NOTES

     We purchased approximately $183 million in principal amount of our outstanding 11% senior subordinated notes due 2008 pursuant to the offer to purchase. We purchased an additional $5 million in principal amount of these notes in a separate transaction.

THE TENDER OFFER -- 10.  CERTAIN FINANCIAL INFORMATION

     We incorporate by reference the financial statements and notes thereto on pages 3 through 13 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

THE TENDER OFFER -- 10. CERTAIN FINANCIAL INFORMATION -- SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited summary historical consolidated financial information as of March 31, 2003 and 2002, and for the three month periods then ended, has been derived from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. This information should be read in conjunction with and is qualified in its entirety by reference to such unaudited statements and the related notes thereto.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 THREE MONTHS ENDED
                                                           -------------------------------
                                                           MARCH 31, 2003   MARCH 31, 2002
                                                             UNAUDITED        UNAUDITED
                                                           --------------   --------------
Income Statement Data
Revenue
  Store..................................................    $  552,843       $  483,924
  Franchise..............................................        13,563           14,686
                                                             ----------       ----------
Total Revenue............................................    $  566,406       $  498,610
Net Earnings.............................................    $   50,959       $   43,563
Weighted Average Shares..................................        35,936           36,321
Per Share Data
  Basic earnings per share of common stock...............    $     1.46       $     1.57
  Diluted earnings per share of common stock.............          1.42             1.20
  Book value per share of common stock...................         24.71            11.69
Ratio of earnings to fixed charges(1)....................           4.9x             4.2x
Balance Sheet Data
  Rental merchandise, net................................    $  693,324       $  656,544
  Intangible assets, net.................................       788,964          712,764
  Total assets...........................................     1,729,618        1,677,036
  Total debt.............................................       521,349          702,525
  Total liabilities......................................       841,687          957,630
  Redeemable convertible voting preferred stock..........             2          294,674
  Stockholders equity....................................    $  887,929       $  424,732

---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. Fixed charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-fourth of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.

THE TENDER OFFER -- 10. CERTAIN FINANCIAL INFORMATION -- SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The summary unaudited pro forma consolidated financial information presented below gives effect to the completion of our senior subordinated notes offering, the completion of the refinancing of our senior credit facilities, our purchase of approximately $188 million of our 11% senior subordinated notes and the purchase of shares pursuant to the tender offer as if such transactions had occurred on March 31, 2003. The information presented is based on certain assumptions, including the purchase of shares from Apollo. This information should be read in conjunction with the summary historical consolidated financial information, Form 10-K, Form 10-Q and related notes referred to earlier. These estimated financial effects of the repurchase are not necessarily indicative of either our financial position or the results of our operations that would actually have been obtained had the contemplated transactions been completed on March 31, 2003, or that may be obtained in the future. The summary unaudited pro forma consolidated financial information has been included herein as required by the rules of the SEC and is for comparative purposes only. The pro forma financial information below goes beyond historical information and may provide an indication of future results. To the extent that they are forward-looking statements within the meaning of Section 21E of the Exchange Act, they are subject to factors that could cause actual results to differ from those in the forward-looking statements.

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    THREE MONTHS ENDED
                                                                      MARCH 31, 2003
                                                     ------------------------------------------------
                                                                      ASSUMED            ASSUMED
                                                     HISTORICAL   $67.00 PER SHARE   $73.00 PER SHARE
                                                     UNAUDITED     PURCHASE PRICE     PURCHASE PRICE
                                                     ----------   ----------------   ----------------
Income Statement Data
Revenue
  Store............................................  $  552,843      $  552,843         $  552,843
  Franchise........................................      13,563          13,563             13,563
                                                     ----------      ----------         ----------
Total Revenue......................................  $  566,406      $  566,406         $  566,406
Net Earnings.......................................  $   50,959      $   50,959         $   50,959
Weighted Average Shares............................      35,936          32,832             32,832
Per Share Data
  Basic earnings per share of common stock.........  $     1.46      $     1.60         $     1.60
  Diluted earnings per share of common stock.......        1.42            1.55               1.55
  Book value per share of common stock.............       24.71           20.03              19.46
Ratio of earnings to fixed charges.................         4.9x            5.3x               5.3x
Balance Sheet Data
  Rental merchandise, net..........................  $  693,324      $  693,324         $  693,324
  Intangible assets, net...........................     788,964         788,964            788,964
  Total assets.....................................   1,729,618       1,677,941          1,659,317
  Total debt.......................................     521,349         700,000            700,000
  Total liabilities................................     841,687       1,020,338          1,020,338
  Redeemable convertible voting preferred stock....           2               2                  2
  Stockholders equity..............................  $  887,929         657,601            638,977

THE TENDER OFFER -- 12. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES -- BENEFICIAL OWNERSHIP

     The share ownership information for Mark E. Speese does not reflect the possible effect of his announced intention to participate in the tender offer under certain conditions. If (i) Mr. Speese tenders 200,000 shares in the tender offer and no other director or executive officer tenders any shares, and (ii) we purchase a total of 2,200,000 shares of common stock in the tender offer, the percentage ownership of Mr. Speese and of all executive officers would be 3.06% and 3.77%, respectively. If in addition we purchase 903,955 shares of common stock from Apollo after the completion of the tender offer (which represents the maximum number which would be purchased under our existing agreement to reduce Apollo's ownership to 19% and assumes that Apollo does not tender any shares in connection with any further extension of the tender offer), the percentage ownership of Mr. Speese and of all executive officers as a group after the tender offer would be 3.15% and 3.87%, respectively.

THE TENDER OFFER -- 12. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES -- AGREEMENT TO PURCHASE APOLLO SHARES

     If the tender offer is not fully subscribed by the extended expiration date, we will consider making a further extension at the same price range for not more than three business days to permit Mark Speese, our Chief Executive Officer, and Apollo to make tenders sufficient to bring the total shares tendered by all holders to the maximum of 2,200,000 shares. All stockholders would have the right to tender (or withdraw previous tenders) during this further extension. Mr. Speese has advised us that he would tender up to 200,000 shares of common stock at $73.00 per share in response to this second extension period so long as the market price of our stock at the time of the tender is not greater than $73.00 plus customary transaction costs applicable in a sale outside the tender offer. Apollo has advised us that in the case of a second extension it will consider tendering up to 2,000,000 shares at the maximum price based on the market price and other considerations at that time.

     Under the terms of our existing agreement with Apollo to purchase shares after the completion of the tender offer, Apollo may terminate the agreement if the purchase has not taken place by June 30, 2003, for any reason, including an extension of the tender offer. Based on the extension of the tender offer announced June 5, 2003, the agreement with Apollo would not close prior to June
30. Apollo has advised us that it does not intend to terminate the agreement under this provision in connection with the current extension of the tender offer.

THE TENDER OFFER -- 14.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Tax Relief Act") was signed into law on May 28, 2003. This act, effective January 1, 2003, generally provides that "qualified dividend income" received by individual stockholders will be taxed as net capital gain rather than ordinary income (as previously described in the tax discussion of the Offer to Purchase). The maximum capital gain rate is 15%. To be eligible for the capital gain rate for "qualified dividend income," the stockholder must have held the shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend period as measured under Section 246(c) of the Code, and the stockholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. "Qualified dividend income" does not include any amount that the stockholder takes into account as investment income under Section 163(d)(4)(B) of the Code for purposes of determining the stockholder's allowed investment interest deduction. You are urged to consult with your tax advisor to determine whether a dividend, if any, would be treated as "qualified dividend income" pursuant to the Tax Relief Act. You should also note that under the Tax Relief Act, the rate of applicable backup withholding tax is reduced to 28% (instead of 30% as described in the tax discussion of the Offer to Purchase).

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE (AS SUPPLEMENTED AND AMENDED BY THIS SUPPLEMENT) OR INFORMATION TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR MAKE ANY REPRESENTATIONS ON OUR BEHALF IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THE OFFER TO PURCHASE (AS AMENDED AND SUPPLEMENTED BY THIS SUPPLEMENT) AND THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, YOU SHOULD NOT RELY ON THAT INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, THE DEALER MANAGER OR THE INFORMATION AGENT.

Dated: June 5, 2003                                  RENT-A-CENTER, INC.

     The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or the stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, stockholders are directed to contact the Depositary.

                        The Depositary for the Offer is:

                          MELLON INVESTOR SERVICES LLC

       By Hand Delivery             By Overnight Delivery:                 By Mail:
   120 Broadway, 13th Floor           85 Challenger Road                P. O. Box 3301
   New York, New York 10271            Mail Drop-Reorg.                South Hackensack,
   Attn: Reorganization Dept      Ridgefield Park, New Jersey          New Jersey 07606
                                             07660                Attn: Reorganization Dept.
                                  Attn: Reorganization Dept.

                            Facsimile Transmission:
                                 (201) 296-4293

                   Confirm Receipt of Facsimile By Telephone:
                                 (201) 296-4860

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the tender offer.

                    The Information Agent for the Offer is:

                             D. F. KING & CO., INC.
                                 48 WALL STREET
                               NEW YORK, NY 10005
                     BANKS AND BROKERS CALL: (212) 269-5550
                   ALL OTHERS CALL TOLL FREE: (800) 431-9642

                      The Dealer-Manager for the Offer is:

                                LEHMAN BROTHERS
                               745 SEVENTH AVENUE
                                   2ND FLOOR
                            NEW YORK, NEW YORK 10019
                           TOLL FREE: (800) 524-4462
                             ATTENTION: KEVIN BLUM